UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PERMIAN RESOURCES CORPORATION

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

71424F105

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71424F105

1	Name of Reporting Person Bold Energy Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power -0- (1)
	6	Shared Voting Power -0- (1)
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 44,555,272 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 44,555,272 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.62% (2)
12	Type of Reporting Person OO (Limited Liability Company)

(1)

Bold Energy Holdings, LLC, a Texas limited liability company (“Bold”), directly holds 44,555,272 shares of Class C common stock, $0.0001 par value per share (“Class C Common Stock”), of Permian Resources Corporation, a Delaware corporation (the “Permian”), and an equivalent number of common units representing limited liability company interests (“OpCo Units”) in Permian Resources Operating, LLC (“OpCo”). Pursuant to the Seventh Amended and Restated Limited Liability Company Agreement of OpCo entered into in connection with the Closing (as defined below) (the “OpCo LLCA”), each member of OpCo (other than Permian and its subsidiaries) has the right to cause OpCo to redeem all or a portion of such member’s OpCo Units in exchange for, at OpCo’s option, an equal number of shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock” and, each of the Class A Common Stock and Class C Common Stock, “Common Stock”), of Permian or a cash amount in lieu of shares of Class A Common Stock, as determined in accordance with the OpCo LLCA. Upon redemption of an Opco Unit, a share of Class C Common Stock shall be surrendered by the holder and cancelled by Permian. The Class A Common Stock, Class C Common Stock and OpCo Units are collectively referred to herein as “Securities.” Pursuant to a Voting Trustee Agreement, dated as of November 1, 2023 (the “Voting Trustee Agreement”), with respect to all of the reported shares of Class C Common Stock directly held by Bold (including any shares of Class A Common Stock issued upon redemption thereof), Bold (a) irrevocably transferred and assigned all voting rights and responsibilities associated with such shares to U.S. Bank Trust Company, a National Association, as the voting trustee (the “Voting Trustee”), and (b) granted the Voting Trustee an irrevocable proxy with respect to any matters submitted to a vote of the holders of shares of Common Stock under Permian’s organizational documents. Therefore, the Voting Trustee, pursuant to the Voting Trustee Agreement, may be deemed to have the sole right to direct the voting of all of the reported shares of Class C Common Stock directly held by Bold (including any shares of Class A Common Stock issued upon redemption thereof). EnCap Energy Capital Fund IX, L.P., a Texas limited partnership (“EnCap Fund IX”) and EnCap Partners GP, LLC, a Delaware limited liability company (“EnCap Partners GP”), through their indirect ownership of Bold, may each be deemed to share the right to direct the disposition of all of the reported shares of Class C Common Stock directly held by Bold (including any shares of Class A Common Stock issued upon redemption thereof). Bold disclaims beneficial ownership of the reported Securities except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Securities for the purposes of Section 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any other purpose.

(2)

This calculation is based on an assumed combined total of 584,707,003 shares of Class A Common Stock, which consists of (a) 540,151,731 outstanding shares of Class A Common Stock immediately following the offering of shares as of December 21, 2023, as reported in the final prospectus dated December 19, 2023 (the “Prospectus”) filed by Permian with the Securities and Exchange Commission (the “Commission”) and (b) 44,555,272 shares of Class C Common Stock directly held by Bold (along with an equivalent number of OpCo Units, but no other shares of Class C Common Stock or OpCo Units) that are assumed to be exchanged for newly issued shares of Class A Common Stock on a one-for-one basis. There were a total of 231,600,860 shares of Class C Common Stock outstanding immediately following the offering of shares as of December 21, 2023, as reported by Permian in the Prospectus.

CUSIP No. 71424F105

1	Name of Reporting Person EnCap Energy Capital Fund VIII, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power -0- (1)
	6	Shared Voting Power -0- (1)
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 3,021,829 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,021,829 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0.56% (2)
12	Type of Reporting Person PN

(1)

EnCap Energy Capital Fund VIII, L.P., a Texas limited partnership (“EnCap Fund VIII”), directly holds 3,021,829 shares of Class A Common Stock. Pursuant to the Voting Trustee Agreement, with respect to all of the reported shares of Class A Common Stock directly held by EnCap Fund VIII, EnCap Fund VIII (a) irrevocably transferred and assigned all voting rights and responsibilities associated with such shares to the Voting Trustee and (b) granted the Voting Trustee an irrevocable proxy with respect to any matters submitted to a vote of the holders of shares of Common Stock under Permian’s organizational documents. Therefore, the Voting Trustee, pursuant to the Voting Trustee Agreement, may be deemed to have the sole right to direct the voting of all of the reported shares of Class A Common Stock directly held by EnCap Fund VIII. EnCap Partners GP, through its indirect ownership of EnCap Fund VIII, may be deemed to share the right to direct the disposition of all of the reported shares of Class A Common Stock directly held by EnCap Fund VIII. EnCap Fund VIII disclaims beneficial ownership of the reported Securities except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Securities for the purposes of Section 13(g) of the Exchange Act or any other purpose.

(2)

This calculation is based on a total of 540,151,731 shares of Class A Common Stock outstanding immediately following the offering of shares as of December 21, 2023, as reported by Permian in the Prospectus.

CUSIP No. 71424F105

1	Name of Reporting Person EnCap Energy Capital Fund IX, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power -0- (1)
	6	Shared Voting Power -0- (1)
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 44,555,272 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 44,555,272 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.62% (2)
12	Type of Reporting Person PN

(1)

EnCap Fund IX, owns 100% of the membership interests of Bold. Bold directly holds 44,555,272 shares of Class C Common Stock and an equivalent number of OpCo Units, which together are exchangeable for shares of Class A Common Stock. Pursuant to the Voting Trustee Agreement, with respect to all of the reported shares of Class C Common Stock directly held by Bold (including any shares of Class A Common Stock issued upon redemption thereof), Bold (a) irrevocably transferred and assigned all voting rights and responsibilities associated with such shares to the Voting Trustee and (b) granted the Voting Trustee an irrevocable proxy with respect to any matters submitted to a vote of the holders of shares of Common Stock under Permian’s organizational documents. Therefore, the Voting Trustee, pursuant to the Voting Trustee Agreement, may be deemed to have the sole right to direct the voting of all of the reported shares of Class C Common Stock directly held by Bold (including any shares of Class A Common Stock issued upon redemption thereof). EnCap Fund IX, through its direct ownership of Bold, may be deemed to share the right to direct the disposition of all of the reported shares of Class C Common Stock directly held by Bold (including any shares of Class A Common Stock issued upon redemption thereof). EnCap Fund IX disclaims beneficial ownership of the reported Securities except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Securities for the purposes of Section 13(g) of the Exchange Act or any other purpose.

(2)

This calculation is based on an assumed combined total of 584,707,003 shares of Class A Common Stock, which consists of (a) 540,151,731 outstanding shares of Class A Common Stock immediately following the offering of shares as of December 21, 2023, as reported by Permian in the Prospectus and (b) 44,555,272 shares of Class C Common Stock directly held by Bold (along with an equivalent number of OpCo Units, but no other shares of Class C Common Stock or OpCo Units) that are assumed to be exchanged for newly issued shares of Class A Common Stock on a one-for-one basis. There were a total of 231,600,860 shares of Class C Common Stock outstanding immediately following the offering of shares as of December 21, 2023, as reported by Permian in the Prospectus.

CUSIP No. 71424F105

1	Name of Reporting Person EnCap Energy Capital Fund XI, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power -0- (1)
	6	Shared Voting Power -0- (1)
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 26,006,121 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 26,006,121 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 4.81% (2)
12	Type of Reporting Person PN

(1)

EnCap Energy Capital Fund XI, L.P., a Texas limited partnership (“EnCap Fund XI” and together with EnCap Fund VIII, the “EnCap Funds”), directly holds 26,006,121 shares of Class A Common Stock. Pursuant to the Voting Trustee Agreement, with respect to all of the reported shares of Class A Common Stock directly held by EnCap Fund XI, EnCap Fund XI (a) irrevocably transferred and assigned all voting rights and responsibilities associated with such shares to the Voting Trustee and (b) granted the Voting Trustee an irrevocable proxy with respect to any matters submitted to a vote of the holders of shares of Common Stock under Permian’s organizational documents. Therefore, the Voting Trustee, pursuant to the Voting Trustee Agreement, may be deemed to have the sole right to direct the voting of all of the reported shares of Class A Common Stock directly held by EnCap Fund XI. EnCap Partners GP, through its indirect ownership of EnCap Fund XI, may be deemed to share the right to direct the disposition of all of the reported shares of Class A Common Stock directly held by EnCap Fund XI. EnCap Fund XI disclaims beneficial ownership of the reported Securities except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Securities for the purposes of Section 13(g) of the Exchange act or any other purpose.

(2)

This calculation is based on a total of 540,151,731 shares of Class A Common Stock outstanding immediately following the offering of shares as of December 21, 2023, as reported by Permian in the Prospectus.

CUSIP No. 71424F105

1	Name of Reporting Person EnCap Partners GP, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power -0- (1)
	6	Shared Voting Power -0- (1)
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 73,583,222 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 73,583,222 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 12.58% (2)
12	Type of Reporting Person OO (Limited Liability Company)

(1)

EnCap Partners GP is the sole general partner of EnCap Partners, LP, which is the managing member of EnCap Investments Holdings, LLC, which is the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), which is the general partner of EnCap Investments L.P. (“EnCap Investments”), which is the general partner of EnCap Equity Fund VIII GP, L.P. and EnCap Equity Fund IX GP, L.P., each of which are the general partners of EnCap Fund VIII and EnCap Fund IX, respectively. EnCap Fund IX owns 100% of the membership interests of Bold. EnCap Investments is also the sole member of EnCap Equity Fund XI GP, LLC, which is general partner of EnCap Equity Fund XI GP, L.P. (“Fund XI GP”), which is general partner of EnCap Fund XI. Pursuant to the Voting Trustee Agreement, with respect to all of the reported shares of Common Stock directly held by Bold and each of the EnCap Funds, Bold and the EnCap Funds (a) irrevocably transferred and assigned all voting rights and responsibilities associated with such shares to the Voting Trustee and (b) granted the Voting Trustee irrevocable proxies with respect to any matters submitted to a vote of the holders of shares of Common Stock under Permian’s organizational documents. Therefore, (i) the Voting Trustee, pursuant to Voting Trustee Agreement, may be deemed to have the sole right to direct the voting of all of the reported shares of Common Stock directly held by Bold and the EnCap Funds and (ii) EnCap Partners GP, through its indirect ownership of Bold and the EnCap Funds, may be deemed to share the right to direct the disposition of all such shares. EnCap Partners GP disclaims beneficial ownership of the reported Securities except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Securities for the purposes of Section 13(g) of the Exchange Act or any other purpose.

(2)

This calculation is based on an assumed combined total of 584,707,003 shares of Class A Common Stock, which consists of (a) 540,151,731 outstanding shares of Class A Common Stock immediately following the offering of shares as of December 21, 2023, as reported by Permian in the Prospectus and (b) 44,555,272 shares of Class C Common Stock directly held by Bold (along with an equivalent number of OpCo Units, but no other shares of Class C Common Stock or OpCo Units) that are assumed to be exchanged for newly issued shares of Class A Common Stock on a one-for-one basis. There were a total of 231,600,860 shares of Class C Common Stock outstanding immediately following the offering of shares as of December 21, 2023, as reported by Permian in the Prospectus.

CUSIP No. 71424F105

1	Name of Reporting Person U.S. Bank Trust Company, National Association
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 73,583,222 (1)
	6	Shared Voting Power -0- (1)
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power -0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person 73,583,222 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 12.58% (2)
12	Type of Reporting Person BK

(1)

Includes (a) 44,555,272 shares of Class C Common Stock directly held by Bold (which are exchangeable for shares of Class A Common Stock on a one-for-one basis), (b) 3,021,829 shares of Class A Common Stock held by EnCap Fund VIII and (c) 26,006,121 shares of Class A Common Stock directly held by EnCap Fund XI. Pursuant to the Voting Trustee Agreement, with respect to all of the reported shares of Common Stock directly held by Bold and each of the EnCap Funds, Bold and the EnCap Funds (a) irrevocably transferred and assigned all voting rights and responsibilities associated with such shares to the Voting Trustee and (b) granted the Voting Trustee irrevocable proxies with respect to any matters submitted to a vote of the holders of shares of Common Stock under Permian’s organizational documents. Therefore, the Voting Trustee, pursuant to Voting Trustee Agreement, may be deemed to have the sole right to direct the voting of all of the reported shares of Common Stock directly held by Bold and the EnCap Funds. The Voting Trustee disclaims beneficial ownership of the reported Securities except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Securities for the purposes of Section 13(g) of the Exchange Act or any other purpose.

(2)

This calculation is based on an assumed combined total of 584,707,003 shares of Class A Common Stock, which consists of (a) 540,151,731 outstanding shares of Class A Common Stock immediately following the offering of shares as of December 21, 2023, as reported by Permian in the Prospectus and (b) 44,555,272 shares of Class C Common Stock directly held by Bold (along with an equivalent number of OpCo Units, but no other shares of Class C Common Stock or OpCo Units) that are assumed to be exchanged for newly issued shares of Class A Common Stock on a one-for-one basis. There were a total of 231,600,860 shares of Class C Common Stock outstanding immediately following the offering of shares as of December 21, 2023, as reported by Permian in the Prospectus.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13G filed with the Securities and Exchange Commission on November 3, 2023 (the “Original Schedule 13G”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13G.

Item 4.	Ownership:

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each Reporting Person.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bold Energy Holdings, LLC

By:	EnCap Energy Capital Fund IX, L.P.,
its sole member

By:	EnCap Equity Fund IX GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

EnCap Energy Capital Fund VIII, L.P.

By:	EnCap Equity Fund VIII GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

EnCap Energy Capital Fund IX, L.P.

By:	EnCap Equity Fund IX GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

EnCap Energy Capital Fund XI, L.P.

By:	EnCap Equity Fund XI GP, L.P.,
its general partner

By:	EnCap Equity Fund XI GP, LLC
its general partner

By:	EnCap Investments L.P.,
its sole member

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

EnCap Partners GP, LLC

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

U.S. Bank Trust Company, National Association, as Voting Trustee

By:	/s/ Benjamin J. Krueger
Name:	Benjamin J. Krueger
Title:	Vice President

Date: February 13, 2024